UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
        (Check One): Form 10-K Form 20-F Form 11-K Form 10-Q Form N-SAR

For Period Ended: June 30, 2004
[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[x ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

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Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:  The CattleSale Company

Former Name if Applicable:  Dynacore Holdings Corporation

Address of Principal Executive Office:  9901 IH 10 West, Suite 800
                                        --------------------------

City, State and Zip Code:  San Antonio, Texas 78230-2292

                                     PART II
                             RULES 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X} (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

     On June 7, 2004 the Company completed an acquisition as described in the Company's Form 10-QSB for the period ended March 31, 2004. As a result of transitional issues of the company acquired, the Company is unable to file its Form 10-QSB for the quarter ended June 30, 2004 by August 16, 2004 without incurring unreasonable expense. The Company does intend to file the report on or before August 19, 2004.
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                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

 Phillip P. Krumb            (210)                        558-2898
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    (Name)                (Area Code)               (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is no,
identify report(s).  Yes    No
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     (3) Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             The CattleSale Company
                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 16, 2004       By  /s/ Phillip P. Krumb
     ---------------          ---------------------
                                   Phillip P. Krumb
                                   Chief Financial Officer, Vice President


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